================================================================================



                                                                  Rules 4.1, 4.3


                                   APPENDIX 4B

                               HALF YEARLY REPORT

Introduced 30/6/2002.



Name of entity
--------------------------------------------------------------------------------
     JUPITERS LIMITED
--------------------------------------------------------------------------------

ABN or equivalent         Half yearly     Preliminary       Financial year ended
company reference         (tick)          final(tick)       ('current period')
-----------------         ------------    -----------       --------------------
 010 741 045               [ticked]                           31 DECEMBER 2002
-----------------         ------------    -----------       --------------------

FOR ANNOUNCEMENT TO THE MARKET
Extracts from this report for
announcement to the market
(see note 1).                                                             $A'000
--------------------------------------------------------------------------------

Revenues from ordinary
activities (item 1.1)              down       1.6%     to                400,556

Profit from ordinary
activities after tax
attributable to members
(item 1.22)                        down       4.2%     to                 34,658


Profit from extraordinary
items after tax attributable       gain
to members (item 2.5(d))           (loss) of   -                              -

Net profit for the period
attributable to members
(item 1.11)                        down       4.2%     to                 34,658

--------------------------------------------------------------------------------
DIVIDENDS (DISTRIBUTIONS)                |  Amount per     |  Franked amount per
                                         |  security       |  security at 30 %
--------------------------------------------------------------------------------
Interim dividend                         |                 |
(Half yearly report only - item 15.4)    |  11.0 cents     |  11.0 cents
--------------------------------------------------------------------------------
Previous corresponding period            |                 |
(Half yearly report - item 15.5;         |  10.0 cents     |  10.0 cents
--------------------------------------------------------------------------------

+Record date for determining                   |------------------|
entitlements to the dividend,                  | 24 FEBRUARY 2003 |
(in the case of a trust, distribution)         |------------------|
(see item 15.2)

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached Letter from the Chairman

================================================================================


CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

                                         31/12/02              31/12/01
                                   |-------------------------------------------|
                                   | Current period - | Previous corresponding |
                                   | $A'000           | period - $A'000        |
                                   |-------------------------------------------|
1.1 Revenues from ordinary         |                  |                        |
activities                         |                  |                        |
(see items 1.23 -1.25)             |         400,556  |               407,142  |
                                   |                  |                        |
1.2 Expenses from ordinary         |                  |                        |
activities                         |                  |                        |
(see items 1.26 & 1.27)            |        (329,304) |              (326,620) |
                                   |                  |                        |
1.3 Borrowing costs                |         (18,715) |               (11,634) |
                                   |                  |                        |
1.4 Share of net profits           |                  |                        |
(losses) of associates and         |                  |                        |
joint venture entities             |                  |                        |
(see item 16.7)                    |               -  |                     -  |
--------------------------------------------------------------------------------
                                   |                  |                        |
1.5 Profit (loss) from             |                  |                        |
ordinary activities                |                  |                        |
before tax                         |          52,537  |                68,888  |
                                   |                  |                        |
1.6 Income tax on ordinary         |                  |                        |
activities                         |                  |                        |
(see note 4) Refer 19.8            |         (17,331) |               (31,939) |
--------------------------------------------------------------------------------
                                   |                  |                        |
1.7 Profit (loss) from             |                  |                        |
ordinary activities after tax      |          35,206  |                36,949  |
                                   |                  |                        |
1.8 Profit (loss) from             |                  |                        |
extraordinary items                |                  |                        |
after tax (see item 2.5)           |               -  |                     -  |
--------------------------------------------------------------------------------
                                   |                  |                        |
1.9 Net profit (loss)              |          35,206  |                36,949  |
                                   |                  |                        |
1.10 Net profit (loss)             |                  |                        |
attributable to outside+           |                  |                        |
equity interests                   |            (548) |                  (763) |
--------------------------------------------------------------------------------
                                   |                  |                        |
1.11 Net profit (loss)             |                  |                        |
for the period attributable        |                  |                        |
to members                         |          34,658  |                 36,186 |
--------------------------------------------------------------------------------
                                   |                  |                        |
NON-OWNER TRANSACTION CHANGES      |                  |                        |
IN EQUITY                          |                  |                        |
                                   |                  |                        |
1.12 Increase (decrease)           |               -  |                     -  |
in revaluation reserves            |                  |                        |
                                   |                  |                        |
1.13 Net exchange differences      |               -  |                     -  |
recognised in equity 22,902        |                  |                        |
                                   |                  |                        |
                                   |                  |                        |
1.14 Other revenue, expense        |                  |                        |
and initial adjustments            |                  |                        |
recognised directly in             |                  |                        |
equity (attach details)            |           22,902 |                     -  |
                                   |                  |                        |
1.15 Initial adjustments           |                  |                        |
from UIG transitional provisions   |               -  |                     -  |
--------------------------------------------------------------------------------
1.16 Total transactions and        |                  |                        |
adjustments recognised directly    |                  |                        |
in equity (items 1.12 to 1.15)     |           22,902 |                     -  |
--------------------------------------------------------------------------------
1.17 Total changes in equity not   |                  |                        |
resulting from transactions with   |                  |                        |
owners as owners                   |           57,560 |                 36,186 |
--------------------------------------------------------------------------------



                                   |------------------|------------------------|
                                   |   31/12/02       |        31/12/01        |
EARNINGS PER SECURITY (EPS)        | Current period   |        Previous        |
                                   |       $A'000     |  corresponding period  |
                                   |                  |          $A'000        |
--------------------------------------------------------------------------------
1.18  Basic EPS                    |       17.2 cents |             15.0 cents |
1.19  Diluted EPS                  |       17.2 cents |             15.0 cents |
--------------------------------------------------------------------------------




+ See chapter 19 for defined terms.

================================================================================



NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS


                                   |------------------|------------------------|
                                   |                  |         Previous       |
                                   | Current period - | corresponding period - |
                                   |     $A'000       |          $A'000        |
                                   |------------------|------------------------|
1.20  Profit (loss) from           |                  |                        |
ordinary activities                |                  |                        |
after tax (item 1.7).              |          35,206  |                36,949  |
                                   |                  |                        |
1.21  Less (plus) outside          |                  |                        |
+equity interests                  |            (548) |                  (763) |
--------------------------------------------------------------------------------
                                   |                  |                        |
1.22  Profit (loss) from           |                  |                        |
ordinary activities                |                  |                        |
after tax, attributable            |                  |                        |
to members                         |          34,658  |                36,186  |
--------------------------------------------------------------------------------




REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
(see note 15)
                                         31/12/02               31/12/01
                                   |------------------|------------------------|
                                   |                  |         Previous       |
                                   | Current period - | corresponding period - |
                                   |     $A'000       |          $A'000        |
                                   |------------------|------------------------|
1.23  Details of revenue           |                  |                        |
and expenses                       |                  |                        |
                                   |                  |                        |
     Operating revenues:           |                  |                        |
       Casino                      |         234,894  |               246,364  |
       Hotel                       |          68,544  |                63,665  |
       Other gaming and wagering   |          75,733  |                69,740  |
       Gaming equipment sales      |                  |                        |
        and technology services    |          18,547  |                24,578  |
                                   |------------------|------------------------|
                                   |         397,718  |               404,347  |
     Other revenues:               |                  |                        |
                                   |                  |                        |
1.24   Interest from other persons |           1,125  |                 1,435  |
1.25   Proceeds from sale of       |                  |                        |
          property, plant and      |                  |                        |
          equipment                |             120  |                    39  |
       Other                       |           1,593  |                 1,321  |
                                   |------------------|------------------------|
                                   |           2,838  |                 2,795  |
                                   |------------------|------------------------|
     Revenue from ordinary         |                  |                        |
     activities                    |         400,556  |               407,142  |
                                   |==================|========================|
                                   |                  |                        |
1.26 Expenses:                     |                  |                        |
       Employee related expenses   |        (116,300) |              (114,222) |
       Government gaming taxes     |                  |                        |
         and fees/community        |                  |                        |
         benefit contribution      |         (56,857) |               (59,561) |
       Marketing expenses          |         (49,094) |               (47,599) |
       Cost of goods sold          |         (11,489) |               (14,223) |
       Borrowing costs             |         (18,715) |               (11,634) |
       Depreciation and            |                  |                        |
         amortisation expense      |         (27,438) |               (26,626) |
       Management fee              |          (9,761) |               (10,309) |
       Property operations and     |                  |                        |
         energy costs              |         (10,923) |               (10,749) |
       Keno commissions            |         (12,872) |               (11,792) |
       Other expenses from         |                  |                        |
         ordinary activities       |         (34,570) |               (31,539) |
--------------------------------------------------------------------------------
Expenses from ordinary activities  |        (348,019) |              (338,254) |
------------------------------------============================================
                                   |                  |                        |
1.27 Depreciation and              |                  |                        |
amortisation excluding             |                  |                        |
amortisation of intangibles        |                  |                        |
(see item 2.3)                     |          23,520  |                22,652  |
--------------------------------------------------------------------------------
                                   |                  |                        |
Capitalised outlays                |                  |                        |
                                   |                  |                        |
1.28 Interest costs capitalised    |                  |                        |
in asset values                    |               -  |                     -  |
                                   |                  |                        |
1.29 Outlays capitalised in        |                  |                        |
intangibles (unless arising from   |                  |                        |
an acquisition of a business)      |               -  |                     -  |
                                   |------------------|------------------------|




+ See chapter 19 for defined terms.

================================================================================


CONSOLIDATED RETAINED PROFITS

                                        31/12/02               31/12/01
                                   |------------------|------------------------|
                                   |                  |         Previous       |
                                   | Current period - | corresponding period - |
                                   |     $A'000       |          $A'000        |
                                   |------------------|------------------------|
1.30 Retained profits              |                  |                        |
(accumulated losses) at the        |                  |                        |
beginning of the financial         |                  |                        |
period                             |         127,592  |               123,881  |
                                   |                  |                        |
1.31 Net profit (loss)             |                  |                        |
attributable to members            |                  |                        |
(item 1.11)                        |          34,658  |                36,186  |
                                   |                  |                        |
1.32 Net transfers from (to)       |                  |                        |
reserves (details if material)     |               -  |                     -  |
                                   |                  |                        |
1.33 Net effect of changes in      |                  |                        |
accounting policies                |          22,902  |                     -  |
                                   |                  |                        |
1.34 Dividends and other equity    |                  |                        |
distributions paid or payable      |        (22,902)  |               (23,984) |
                                   |                  |                        |
     Reclassification of retained  |                  |                        |
     earnings on acquisition of    |                  |                        |
     controlled entity             |           2,264  |                     -  |
--------------------------------------------------------------------------------
1.35 Retained profits              |                  |                        |
(accumulated losses) at end of     |                  |                        |
financial period                   |         164,514  |               136,083  |
--------------------------------------------------------------------------------



INTANGIBLE AND EXTRAORDINARY ITEMS


                   |-----------------------------------------------------------|
                   |                Consolidated - current period              |
                   |-----------------------------------------------------------|
                   | Before tax | Related tax |  Related        | Amount(after |
                   | $A'000     | $A'000      |  outside+equity | tax)         |
                   |            |             |  interests      | attributable |
                   |            |             |  $A'000         | to members   |
                   |            |             |                 | $A'000       |
                   | (a)        | (b)         |  c)             | (d)          |
                   |------------|-------------|-----------------|--------------|
2.1 Amortisation   |            |             |                 |              |
of goodwill        |     3,918  |          -  |              -  |       3,918  |
                   |            |             |                 |              |
2.2 Amortisation   |            |             |                 |              |
of other           |            |             |                 |              |
intangibles        |     1,244  |       (373) |              -  |         871  |
                   |------------|-------------|-----------------|--------------|
2.3 Total          |            |             |                 |              |
amortisation of    |            |             |                 |              |
intangibles        |     5,162  |      (373)  |              -  |       4,789  |
--------------------------------|-------------|-----------------|--------------|
                   |            |             |                 |              |
2.4 Extraordinary  |            |             |                 |              |
items (details)    |         -  |          -  |              -  |           -  |
                   |------------|-------------|-----------------|--------------|
2.5 Total          |            |             |                 |              |
extraordinary      |            |             |                 |              |
items              |         -  |          -  |              -  |           -  |
--------------------------------------------------------------------------------



+ See chapter 19 for defined terms.

================================================================================




                                         31/12/02               31/12/01
                                   |------------------|------------------------|
                                   |                  |       Previous         |
COMPARISON OF HALF YEAR PROFITS    | Current year -   |         year -         |
(Preliminary final report only)    |     $A'000       |        $A'000          |
                                   |------------------|------------------------|
3.1 Consolidated profit (loss)     |                  |                        |
from ordinary activities after tax |                  |                        |
attributable to members reported   |                  |                        |
for the 1st half year              |                  |                        |
(item 1.22 in the half             |                  |                        |
yearly report)                     |             n/a  |                   n/a  |
                                   |------------------|------------------------|
                                   |                  |                        |
3.2 Consolidated profit (loss)     |                  |                        |
from ordinary activities after tax |                  |                        |
attributable                       |                  |                        |
to members for the 2nd half year   |             n/a  |                   n/a  |
                                   |------------------|------------------------|





+ See chapter 19 for defined terms.

================================================================================


                                    |--------------|--------------|------------|
                                    |   31/12/02   |   30/06/02   |   31/12/01 |
                                    |--------------|--------------|------------|
CONDENSED CONSOLIDATED              |   At end of  |  As shown in | As in last |
STATEMENT OF FINANCIAL POSITION     |   current    |  last annual | half       |
                                    |   period     |  report      | yearly     |
                                    |   $A'000     |  $A'000      | report     |
                                    |              |              | $A'000     |
                                    |--------------|--------------|------------|
       CURRENT ASSETS               |              |              |            |
4.1    Cash                         |      65,404  |      85,301  |    90,829  |
4.2    Receivables                  |      25,226  |      18,420  |    43,835  |
4.3    Investments                  |           -  |           -  |         -  |
4.4    Inventories                  |      17,178  |      14,098  |    15,919  |
4.5    Tax assets                   |           -  |           -  |         -  |
4.6    Other (provide               |              |              |            |
        details if material)        |       9,654  |      10,568  |    10,862  |
                                    |--------------|--------------|------------|
4.7    TOTAL CURRENT ASSETS         |     117,462  |     128,387  |   161,445  |
--------------------------------------------------------------------------------
                                    |              |              |            |
       NON-CURRENT ASSETS           |              |              |            |
4.8    Receivables                  |      24,677  |      24,052  |    50,241  |
       Investments (equity          |              |              |            |
4.9      accounted)                 |           -  |           -  |         -  |
4.10   Other investments            |           -  |           -  |         -  |
4.11   Inventories                  |           -  |           -  |         -  |
4.12   Exploration and              |              |              |            |
         Evaluation                 |              |              |            |
         Expenditure                |              |              |            |
         capitalised (see           |              |              |            |
         para .71 of AASB           |              |              |            |
         1022)                      |           -  |           -  |         -  |
4.13   Development                  |              |              |            |
         properties (+mining        |              |              |            |
         entities)                  |           -  |           -  |         -  |
4.14   Other property,              |              |              |            |
         plant and                  |              |              |            |
         equipment (net)            |     797,908  |     792,061  |   786,062  |
4.15   Intangibles (net)            |     116,840  |     122,831  |   123,196  |
4.16   Tax assets                   |       1,039  |           -  |         -  |
4.17   Other (provide               |              |              |            |
         details if material)       |           -  |           -  |         -  |
                                    |--------------|--------------|------------|
4.18   TOTAL NON-CURRENT ASSETS     |     940,464  |     938,944  |   959,499  |
-------------------------------------------------------------------------------|
4.19   TOTAL ASSETS                 |   1,057,926  |   1,067,331  | 1,120,944  |
-------------------------------------------------------------------------------|
       CURRENT LIABILITIES          |              |              |            |
4.20   Payables                     |      96,361  |      93,699  |   105,633  |
4.21   Interest bearing             |              |              |            |
         liabilities                |       1,276  |       1,827  |     1,768  |
4.22   Tax liabilities              |       2,505  |      21,348  |    17,626  |
4.23   Provisions exc. Tax          |              |              |            |
         liabilities                |      17,917  |      36,375  |    49,440  |
4.24   Other (provide               |              |              |            |
         details if material)       |           -  |           -  |         -  |
                                    |--------------|--------------|------------|
4.25   TOTAL CURRENT LIABILITIES    |     118,059  |     153,249  |   174,467  |
-------------------------------------------------------------------------------|
       NON-CURRENT LIABILITIES      |              |              |            |
4.26   Payables                     |           -  |           -  |         -  |
4.27   Interest bearing liabilities |     451,672  |     431,695  |   286,637  |
4.28   Tax liabilities              |           -  |       2,358  |    16,109  |
4.29   Provisions exc.              |              |              |            |
         Tax liabilities            |      12,271  |      10,622  |    10,123  |
4.30   Other (provide details if    |              |              |            |
         material)                  |           -  |           -  |         -  |
                                    |--------------|--------------|------------|
4.31   TOTAL NON-CURRENT            |              |              |            |
         LIABILITIES                |     463,943  |     444,675  |   312,869  |
-------------------------------------------------------------------------------|



+ See chapter 19 for defined terms.

================================================================================


CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION CONTINUED

------------------------------------|--------------|--------------|------------|
4.32   TOTAL LIABILITIES            |     582,002  |     597,924  |   487,336  |
------------------------------------|--------------|--------------|------------|
4.33   NET ASSETS                   |     475,924  |     469,407  |   633,608  |
--------------------------------------------------------------------------------
       EQUITY                       |              |              |            |
4.34   Capital/contributed equity   |     311,410  |     310,457  |   466,125  |
4.35   Reserves                     |           -  |           -  |         -  |
4.36   Retained profits             |              |              |            |
         (accumulated losses)       |     164,514  |     127,592  |   136,083  |
--------------------------------------------------------------------------------
4.37   EQUITY ATTRIBUTABLE TO       |              |              |            |
         MEMBERS OF THE PARENT      |              |              |            |
         ENTITY                     |     475,924  |     438,049  |   602,208  |
                                    |              |              |            |
4.38   Outside +equity interests    |              |              |            |
         in controlled entities     |           -  |      31,358  |    31,400  |
                                    |--------------|--------------|------------|
4.39   TOTAL EQUITY                 |     475,924  |     469,407  |   633,608  |
--------------------------------------------------------------------------------
4.40   Preference capital included  |              |              |            |
         as part of 4.37            |           -  |           -  |         -  |
--------------------------------------------------------------------------------


NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)


                                   |------------------|------------------------|
                                   |                  |         Previous       |
                                   | Current period - | corresponding period - |
                                   |     $A'000       |          $A'000        |
                                   |------------------|------------------------|
5.1   Opening balance              |                  |                        |
                                   |                  |                        |
5.2   Expenditure incurred during  |                  |                        |
        current period             |                  |                        |
                                   |                  |                        |
5.3   Expenditure written          |                  |                        |
        off during current period  |       N/A        |           N/A          |
                                   |                  |                        |
5.4   Acquisitions, disposals,     |                  |                        |
        revaluation increments,    |                  |                        |
        etc.                       |                  |                        |
                                   |                  |                        |
5.5   Expenditure transferred to   |                  |                        |
        Development  Properties    |                  |                        |
                                   |------------------|------------------------|
5.6   CLOSING BALANCE AS SHOWN IN  |                  |                        |
        THE CONSOLIDATED BALANCE   |                  |                        |
        SHEET (item 4.12)          |                  |                        |
-------------------------------------------------------------------------------|


DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)


                                   |------------------|------------------------|
                                   |                  |         Previous       |
                                   | Current period - | corresponding period - |
                                   |     $A'000       |          $A'000        |
                                   |------------------|------------------------|
6.1   Opening balance              |                  |                        |
6.2   Expenditure incurred during  |                  |                        |
        current period             |                  |                        |
6.3   Expenditure transferred from |                  |                        |
        exploration and evaluation |         N/A      |           N/A          |
6.4   Expenditure written off      |                  |                        |
        during current period      |                  |                        |



+ See chapter 19 for defined terms.

================================================================================


6.5   Acquisitions, disposals,     |                  |                        |
        revaluation increments,    |                  |                        |
        etc.                       |                  |                        |
6.6   Expenditure transferred to   |                  |                        |
        mine properties            |                  |                        |
                                   |------------------|------------------------|
6.7   CLOSING BALANCE AS SHOWN IN  |                  |                        |
        THE CONSOLIDATED BALANCE   |                  |                        |
        SHEET (item 4.13)          |                  |                        |
                                   |------------------|------------------------|


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                         31/12/02               31/12/01
                                   |------------------|------------------------|
                                   |                  |         Previous       |
                                   | Current period - | corresponding period - |
                                   |     $A'000       |          $A'000        |
                                   |------------------|------------------------|
       CASH FLOWS RELATED TO       |                  |                        |
       OPERATING ACTIVITIES        |                  |                        |
7.1    Receipts from customers     |         392,598  |               393,185  |
7.2    Payments to suppliers and   |                  |                        |
         employees                 |        (292,960) |              (280,906) |
7.3    Dividends received from     |                  |                        |
         associates                |               -  |                     -  |
7.4    Other dividends received    |               -  |                     -  |
7.5    Interest and other items of |                  |                        |
         similar nature received   |           1,032  |                 1,677  |
7.6    Interest and other costs of |                  |                        |
         finance paid              |         (23,207) |               (11,003) |
7.7    Income taxes paid           |         (39,845) |               (32,492) |
7.8    Other (provide details if   |                  |                        |
         material)                 |               -  |                     -  |
                                   |------------------|------------------------|
7.9    NET OPERATING CASH FLOWS    |          37,618  |                70,461  |
-------------------------------------------------------------------------------|
       CASH FLOWS RELATED TO       |                  |                        |
       INVESTING ACTIVITIES        |                  |                        |
7.10   Payment for purchases of    |                  |                        |
         property, plant and       |                  |                        |
         equipment                 |         (29,189) |               (17,404) |
7.11   Proceeds from sale of       |                  |                        |
         property, plant and       |                  |                        |
         equipment                 |             120  |                    39  |
7.12   Payment for purchases of    |                  |                        |
         equity investments        |               -  |                (2,000) |
7.13   Proceeds from sale of       |                  |                        |
         equity investments        |               -  |                     -  |
7.14   Loans to other entities     |               -  |                     -  |
7.15   Loans repaid by other       |                  |                        |
         entities                  |               -  |                     -  |
7.16   Other                       |                  |                        |
       Increase in ownership       |                  |                        |
         interest in controlled    |                  |                        |
         entity                    |         (24,285) |                     -  |
                                   |------------------|------------------------|
7.17   NET INVESTING CASH FLOWS    |         (53,354) |               (19,365) |
-------------------------------------------------------------------------------|
       CASH FLOWS RELATED TO       |                  |                        |
       FINANCING ACTIVITIES        |                  |                        |
7.18   Proceeds from issues of     |                  |                        |
       +securities (shares,        |                  |                        |
       options, etc.)              |               -  |                     -  |
7.19   Proceeds from borrowings    |          40,000  |                40,000  |
7.20   Repayment of borrowings     |         (21,259) |               (91,337) |
7.21   Dividends paid              |         (22,902) |               (25,672) |
7.22   Other (provide details if   |                  |                        |
         material)                 |               -  |                     -  |
                                   |------------------|------------------------|
7.23   NET FINANCING CASH FLOWS    |          (4,161) |               (77,009) |
-------------------------------------------------------------------------------|
7.24   NET INCREASE (DECREASE)     |                  |                        |
       IN CASH HELD                |         (19,897) |               (25,913) |



+ See chapter 19 for defined terms.

================================================================================



7.25   Cash at beginning of period |                  |                        |
         (see Reconciliation of    |                  |                        |
          cash)                    |          85,301  |                116,742 |
7.26   Exchange rate adjustments   |                  |                        |
         to item 7.25.             |               -  |                     -  |
                                   |------------------|------------------------|
7.27   CASH AT END OF PERIOD       |                  |                        |
         (see Reconciliation of    |                  |                        |
         cash)                     |          65,404  |                90,829  |
                                   |------------------|------------------------|


NON-CASH FINANCING AND INVESTING ACTIVITIES
Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. ( If an amount is quantified, show comparative amount.
--------------------------------------------------------------------------------
N/A
--------------------------------------------------------------------------------


RECONCILIATION OF CASH

                                        6 months to           6 months to
                                         31/12/02              31/12/01
                                   |------------------|------------------------|
Reconciliation of cash at the      |                  |         Previous       |
end of the period (as shown in     | Current period - | corresponding period - |
the consolidated statement of      |     $A'000       |          $A'000        |
cash flows) to the related items   |                  |                        |
in the accounts is as follows.     |                  |                        |
-------------------------------------------------------------------------------|
                                   |                  |                        |
8.1   Cash on hand and at bank     |          65,404  |                85,829  |
                                   |                  |                        |
8.2   Deposits at call             |               -  |                     -  |
                                   |                  |                        |
8.3   Bank overdraft               |               -  |                     -  |
                                   |                  |                        |
8.4   Other (provide details)      |                  |                        |
       - bank bills of exchange    |               -  |                 5,000  |
                                   |------------------|------------------------|
8.5   TOTAL CASH AT END OF PERIOD  |                  |                        |
        (item 7.27)                |          65,404  |                90,829  |
-------------------------------------------------------------------------------|



OTHER NOTES TO THE CONDENSED FINANCIAL STATEMENTS


                                        6 months to           6 months to
                                         31/12/02              31/12/01
                                   |------------------|------------------------|
RATIOS                             |                  |         Previous       |
                                   | Current period - | corresponding period - |
                                   |     $A'000       |          $A'000        |
-------------------------------------------------------------------------------|
9.1   PROFIT BEFORE TAX / REVENUE  |                  |                        |
      Consolidated profit (loss)   |                  |                        |
        from ordinary activities   |                  |                        |
        before tax (item 1.5)      |                  |                        |
        as a percentage of revenue |                  |                        |
        (item 1.1)                 |           13.1%  |                 16.9%  |
-------------------------------------------------------------------------------|
9.2   PROFIT AFTER TAX / +EQUITY   |                  |                        |
      INTERESTS                    |                  |                        |
      Consolidated net profit      |                  |                        |
        (loss) from ordinary       |                  |                        |
        activities after tax       |                  |                        |
        attributable to members    |                  |                        |
        (item 1.11) as a percentage|                  |                        |
        of equity (similarly       |                  |                        |
        attributable) at the end   |                  |                        |
        of the period (item 4.37)  |            7.3%  |                  6.0%  |
-------------------------------------------------------------------------------|



+ See chapter 19 for defined terms.

================================================================================



EARNINGS PER SECURITY (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

-------------------------------------------------------------------------------|
                                   |   6 MONTHS TO    |        6 MONTHS TO     |
                                   |     31/12/02     |         31/12/01       |
                                   |                  |                        |
(a)   Basic EPS                    |      17.2 cents  |           15.0 cents   |
(b)   Diluted EPS                  |      17.2 cents  |           15.0 cents   |
(c)   Weighted average number of   |                  |                        |
        ordinary shares            |                  |                        |
        used in the calculation of |                  |                        |
        basic EPS                  |     201,349,866  |           241,357,429  |
(d)   Weighted average number of   |                  |                        |
        ordinary shares used in    |                  |                        |
        the calculation of diluted |                  |                        |
        EPS                        |     201,573,486  |           241,357,429  |
-------------------------------------------------------------------------------|




                                         31/12/02              31/12/01
                                   |------------------|------------------------|
NTA BACKING                        |                  |         Previous       |
(see note 7)                       | Current period   | corresponding period   |
-------------------------------------------------------------------------------|
                                   |                  |                        |
11.1  Net tangible asset backing   |                  |                        |
      per +ordinary security       |       188 cents  |             218 cents  |
                                   |                  |                        |
-------------------------------------------------------------------------------|



DISCONTINUING OPERATIONS

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042:
Discontinuing Operations (see note 17).)

12.1  Discontinuing Operations

--------------------------------------------------------------------------------

                                       N/A

--------------------------------------------------------------------------------




+ See chapter 19 for defined terms.

================================================================================



CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT         N/A

13.1   Name  of  entity  (or  group  of  entities)

13.2  Consolidated profit (loss) from ordinary
      activities and extraordinary items after tax of
      the controlled entity (or group of entities)
      since the date in the current period on which
      control was +acquired                                 $

13.3  Date from which such profit has been calculated

13.4  Profit (loss) from ordinary activities and
      extraordinary items after tax of the controlled
      entity (or group of entities) for the whole of
      the previous corresponding period                     $




LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT          NIL

14.1  Name of entity (or group of entities)

14.2  Consolidated profit (loss) from ordinary
      activities and extraordinary items after
      tax of the controlled entity (or group of
      entities) for the current period to the
      date of loss of control                               $

14.3 Date to which the profit (loss) in item 14.2 has been calculated

14.4  Consolidated profit (loss)from ordinary
      activities and extraordinary items after tax
      of the controlled entity (or group of entities)
      while controlled during the whole of the
      previous corresponding period                         $

14.5  Contribution to consolidated profit (loss)
      from ordinary activities and extraordinary
      items from sale of interest leading to loss
      of control                                            $




DIVIDENDS (IN THE CASE OF A TRUST, DISTRIBUTIONS)

15.1  Date the dividend (distribution) is payable           14 March 2003

15.2  +Record date to determine entitlements to the
      dividend (distribution) (ie, on the basis of
      proper instruments of transfer received by
      5.00 pm if +securities are not +CHESS approved,
      or security holding balances established by
      5.00 pm or such later time permitted by SCH
      Business Rules if +securities are +CHESS
      approved)                                             24 February 2003

15.3  If it is a final dividend, has it been
      declared? (Preliminary final report only)             n/a - Interim
                                                                  Dividend



+ See chapter 19 for defined terms.

================================================================================


AMOUNT PER SECURITY


--------------------------------|--------------|-----------------|-------------|
                                |  Amount per  | Franked amount  | Amount per  |
                                |  security    | per security at | security of |
                                |              | 30% tax         | foreign     |
                                |              | (pcp: 34%)      | source      |
                                |              | (see note 4)    | dividend    |
--------------------------------|--------------|-----------------|-------------|
       (Preliminary final       |              |                 |             |
       report only)             |              |                 |             |
                                |              |                 |             |
15.4   FINAL DIVIDEND:          |              |                 |             |
         Current year           |         n/a  |            n/a  |        n/a  |
15.5     Previous year          |         n/a  |            n/a  |        n/a  |
--------------------------------|--------------|-----------------|-------------|
       (Half yearly and         |              |                 |             |
       preliminary final        |              |                 |             |
       reports)                 |              |                 |             |
                                |              |                 |             |
15.6   INTERIM DIVIDEND:        |              |                 |             |
         Current year           |  11.0 cents  |     11.0 cents  |          -  |
15.7     Previous year          |  10.0 cents  |     10.0 cents  |          -  |
--------------------------------|--------------|-----------------|-------------|




TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

                                   |------------------|------------------------|
                                   |   Current year   |     Previous year      |
-------------------------------------------------------------------------------|
                                   |                  |                        |
15.8     +Ordinary securities      |               -  |                     -  |
                                   |                  |                        |
15.9     Preference +securities    |               -  |                     -  |
-------------------------------------------------------------------------------|





HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES OR PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES


                                   |------------------|------------------------|
                                   |                  |         Previous       |
                                   | Current period - | corresponding period - |
                                   |     $A'000       |          $A'000        |
-------------------------------------------------------------------------------|
                                   |                  |                        |
15.10  +Ordinary securities        |                  |                        |
          (each class separately)  |          22,166  |                24,136  |
                                   |                  |                        |
15.11  Preference +securities      |                  |                        |
         (each class separately)   |                  |                        |
         Reset preference shares   |           7,771  |                     -  |
                                   |                  |                        |
15.12  Other equity instruments    |                  |                        |
         (each class separately)   |               -  |                     -  |
                                   |------------------|------------------------|
15.13  TOTAL                       |          29,937  |                24,136  |
                                   |------------------|------------------------|




The +dividend or distribution plans shown below are in operation.
--------------------------------------------------------------------------------
                                       NIL
--------------------------------------------------------------------------------


The last date(s) for receipt of election                    ---------
notices for the +dividend or distribution                      N/A
plans                                                       ---------


Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)
--------------------------------------------------------------------------------
                                       NIL
--------------------------------------------------------------------------------




+ See chapter 19 for defined terms.

================================================================================



DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES


                                   |------------------|------------------------|
                                   |                  |         Previous       |
Group's share of associates'       | Current period - | corresponding period - |
and joint venture entities':       |     $A'000       |          $A'000        |
                                   |------------------|------------------------|
16.1  Profit (loss) from ordinary  |                  |                        |
        activities before tax      |               -  |                     -  |
16.2  Income tax on ordinary       |                  |                        |
        activities                 |               -  |                     -  |
                                   |------------------|------------------------|
16.3  PROFIT (LOSS) FROM ORDINARY  |                  |                        |
        ACTIVITIES AFTER TAX       |               -  |                     -  |
16.4  Extraordinary items net of   |                  |                        |
        tax                        |               -  |                     -  |
                                   |------------------|------------------------|
16.5  NET PROFIT (LOSS)            |               -  |                     -  |
16.6  Adjustments                  |               -  |                     -  |
                                   |------------------|------------------------|
16.7  SHARE OF NET PROFIT (LOSS)   |                  |                        |
        OF ASSOCIATES AND JOINT    |                  |                        |
        VENTURE ENTITIES           |               -  |                     -  |
-------------------------------------------------------------------------------|



MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES          NIL

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)



                  |---------------------------|--------------------------------|
Name of entity    | Percentage of ownership   |                                |
                  | interest held at end of   | Contribution to net profit     |
                  | period or date of         | (loss)  (item  1.9)            |
                  | disposal                  |                                |
------------------|-----------|---------------|----------------|---------------|
                  | Current   | Previous      | Current period | Previous      |
17.1 Equity       | period    | corresponding | $a'000         | corresponding |
     accounted    |           | period        |                | period -$a'000|
     associates   | 31/12/02  | 31/12/01      | 31/12/02       | 31/12/01      |
     and joint    |-----------|---------------|----------------|---------------|
     venture      |           |               |                |               |
     entities     |           |               |                |               |
                  |           |               |                |               |
                  |           |               |                |               |
                  |           |               |                |               |
------------------|-----------|---------------|----------------|---------------|
                  |           |               |                |               |
17.2 TOTAL        |        -  |            -  |             -  |            -  |
------------------|-----------|---------------|----------------|---------------|
                  |           |               |                |               |
17.3 Other        |           |               |                |               |
     material     |           |               |                |               |
     interests    |           |               |                |               |
------------------|-----------|---------------|----------------|---------------|
                  |           |               |                |               |
17.4 TOTAL        |        -  |            -  |             -  |            -  |
------------------|-----------|---------------|----------------|---------------|



+ See chapter 19 for defined terms.

================================================================================



ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

-----------------------|-------------|---------------|--------------|----------|
                       |  Total      |   Number      | Issue price  | Amount   |
Category of            |  number     |   quoted      | per security | paid up  |
+securities            |             |               | (see note 14)| per      |
                       |             |               | (cents)      | security |
                       |             |               |              | (see     |
                       |             |               |              | note 14) |
                       |             |               |              | (cents)  |
                       |-------------|---------------|--------------|----------|
18.1  PREFERENCE       |             |               |              |          |
      +SECURITIES      |             |               |              |          |
      Reset Preference |             |               |              |          |
      Shares - code    |             |               |              |          |
      JUPPA            |  1,901,735  |    1,901,735  |           -  |       -  |
                       |-------------|---------------|--------------|----------|
                       |             |               |              |          |
18.2  Changes during   |             |               |              |          |
      current period   |             |               |              |          |
      (a) Increases    |             |               |              |          |
          through      |             |               |              |          |
          issues       |          -  |            -  |           -  |       -  |
      (b) Decreases    |             |               |              |          |
          through      |             |               |              |          |
          returns of   |             |               |              |          |
          capital,     |             |               |              |          |
          buybacks,    |             |               |              |          |
          redemptions  |          -  |            -  |           -  |       -  |
-----------------------|-------------|---------------|--------------|----------|
18.3  +ORDINARY        |             |               |              |          |
      SECURITIES       |201,506,100  | 201,345,729*  |           -  |       -  |
                       |-------------|---------------|--------------|----------|
18.4  Changes during   |             |               |              |          |
      current period   |             |               |              |          |
      (a) Increases    |             |               |              |          |
      through issues   |   160,371*  |            -  |      $5.735  |  $5.735  |
      (b) Decreases    |             |               |              |          |
      through returns  |             |               |              |          |
      of capital,      |             |               |              |          |
      buybacks         |          -  |            -  |           -  |       -  |
-----------------------|-------------|---------------|--------------|----------|
18.5  +CONVERTIBLE     |             |               |              |          |
      DEBT SECURITIES  |             |               |              |          |
      (description and |             |               |              |          |
      conversion       |             |               |              |          |
      factor)          |          -  |            -  |           -  |       -  |
                       |-------------|---------------|--------------|----------|
18.6  Changes during   |             |               |              |          |
      current period   |             |               |              |          |
     (a) Increases     |             |               |              |          |
     through issues    |             |               |              |          |
     (b) Decreases     |             |               |              |          |
     through securities|             |               |              |          |
     matured, converted|          -  |            -  |           -  |       -  |
-----------------------|-------------|---------------|--------------|----------|
18.7  OPTIONS          |             |               |   Exercise   |  Expiry  |
                       |             |               |    Price     |   Date   |
-----------------------|-------------|---------------|--------------|----------|
     Executive Options |  1,470,000  |            -  |       $4.54  | 30/08/11 |
     over unissued     |     50,000  |            -  |       $4.38  | 05/11/11 |
     ordinary shares   |     50,000  |            -  |       $4.54  | 05/07/03 |
                       |     14,750  |            -  |       $4.54  | 20/07/03 |
                       |-------------|---------------|--------------|----------|
18.8  Issued during    |             |               |              |          |
      current period   |             |               |              |          |
        Tranche 1      |          -  |            -  |           -  |       -  |
        Tranche 2      |          -  |            -  |           -  |       -  |
                       |-------------|---------------|--------------|----------|
18.9  Exercised during |             |               |              |          |
      current period   |          -  |            -  |           -  |       -  |
                       |-------------|---------------|--------------|----------|
18.10 Expired during   |     40,000  |            -  |       $4.54  | 30/08/11 |
      current period   |     35,250  |            -  |       $4.54  | 30/08/11 |
-----------------------|-------------|---------------|--------------|----------|
18.11 DEBENTURES       |             |               |
     (description)     |             |               |
                       |             |               |
18.12 Changes during   |             |               |
      current period   |             |               |
      (a) Increases    |             |               |
      through issues   |          -  |            -  |
      (b) Decreases    |             |               |
      through          |             |               |
      securities       |             |               |
      matured,         |             |               |
      converted        |             |               |
-----------------------|-------------|---------------|

* 160,371 ordinary shares quoted on 6 January 2003, ordinary shares issued fully paid pursuant to Jupiters Limited's takeover bid for all of the units in Breakwater Island Trust.



+ See chapter 19 for defined terms.

================================================================================



-----------------------|-------------|---------------|
18.13 UNSECURED NOTES  |             |               |
      US SENIOR NOTES  |             |               |
      DUE 2006         |             |               |
                       |             |               |
18.14 Changes during   |             |               |
      current period   |      -      |       -       |
     (a) Increases     |             |               |
     through issues    |             |               |
     (b) Decreases     |             |               |
     through securities|             |               |
     matured, converted|             |               |
-----------------------|-------------|---------------|



SEGMENT REPORTING

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005:
Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

-------------------------|-----------------------------------------------------|
                         |    31 December 2002          31 December 2001       |
-------------------------|-----------------------------------------------------|
                         |   Segment     Segment       Segment     Segment     |
                         |   Revenue     Result        Revenue     Result      |
Business Segments:       |    $000        $000          $000        $000       |
------------------------ |  ---------   ---------     ---------   ---------    |
Land based operations    |   305,164      60,162       311,690      71,530     |
Wide-area operations     |    60,997      13,570        60,986      11,441     |
Technology operations    |    26,581         787        28,811         650     |
Sportsbetting operations |    16,573       4,686        11,824       4,928     |
Net interest             |     1,125     (17,590)        1,435     (10,199)    |
Unallocated.             |     1,537     (10,761)        3,100     (10,410)    |
Eliminations             |   (11,421)      1,683       (10,704)        948     |
                         |-----------------------------------------------------|
Consolidated             |   400,556      52,537       407,142      68,888     |
-------------------------|=====================================================|



LAND BASED OPERATIONS
Comprises hotel and casino operations at Hotel Conrad and Jupiters Casino (Gold Coast), Hotel Conrad and Treasury Casino (Brisbane) and Jupiters Townsville Hotel and Casino (Townsville) as well as other Breakwater Island Trust activities in Townsville.

WIDE-AREA OPERATIONS
Comprises keno operations throughout Queensland and in clubs in New South Wales and gaming machine monitoring and related activities in Queensland clubs and hotels.

TECHNOLOGY OPERATIONS
Comprises national gaming and information technology service providers.

SPORTSBETTING OPERATIONS
Comprises Centrebet sportsbetting business.


Consolidated segment result equates to profit from ordinary activities before income tax expense.

Goodwill attributable to the acquisition of the AWA group is included in Unallocated.



+ See chapter 19 for defined terms.

================================================================================



COMMENTS BY DIRECTORS
(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

BASIS OF FINANCIAL REPORT PREPARATION
19.1 [Delete if preliminary final report].

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

     ---------------------------------------------------------------------------
       Refer  attached  letter.
     ---------------------------------------------------------------------------


19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

     ---------------------------------------------------------------------------
       Nil
     ---------------------------------------------------------------------------

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

     ---------------------------------------------------------------------------
     Balance of franking account is $90.7 million (December 2001: $68.7 million) adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements and after deducting franking credits to be used in payment of final dividends. From 1 July 2002, franking credits are calculated on an actual tax paid basis, as opposed to the previous methodology of the franking account reflecting after tax profits. The franking account balance reflects this new methodology.
     ---------------------------------------------------------------------------

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

     The consolidated entity has complied with the new Accounting Standard
     AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" which has resulted in a change in the accounting for dividend provision. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the half year by $22,902,000. In accordance with the new Standard, no provision for dividend has been recognised for the half year ended 31 December 2002.
     The change in accounting policy has had no effect on basic or diluted EPS.



+ See chapter 19 for defined terms.

================================================================================



19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

     ---------------------------------------------------------------------------
          N/A
     ---------------------------------------------------------------------------

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

     ---------------------------------------------------------------------------
     Since the last annual reporting date, there has been no change in Contingent liabilities.
     ---------------------------------------------------------------------------


19.8 The effective tax rate for the half year ended 31 December 2002 approximated the corporate tax rate of 30% after allowing for the amortisation of goodwill. The previous corresponding period was additionally impacted by an adverse tax ruling which increased income tax expense by approximately $10.0 million.





+ See chapter 19 for defined terms.

================================================================================



ADDITIONAL DISCLOSURE FOR TRUSTS

20.1 Number of units held by the management              --------
     company or responsible entity or                      N/A
     their related parties.                              --------

20.2 A statement of the fees and commissions             --------
     payable to the management company or
     responsible entity.
                                                           N/A
     Identify:
      - initial service charges
      - management fees
      - other fees                                       --------



ANNUAL MEETING
(Preliminary final report only)

   The annual meeting will be held as follows:
   Place                                                     -
   Date                                                      -
   Time                                                      -
   Approximate date the +annual report will be available     -





+ See chapter 19 for defined terms.

================================================================================



COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

     Identify other standards used        ----------------------------
                                              N/A
                                          ----------------------------

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.


3 This report does give a true and fair view of the matters disclosed (see note 2).


4 This report is based on +accounts to which one of the following applies. (Tick one)

     [Ticked]    The +accounts have been audited.
                 The +accounts have been subject to review.
                 The +accounts are in the process of being audited or subject to review.
                 The +accounts have not yet been audited or reviewed.

     The audit opinion is unqualified.


5    The entity has a formally constituted audit committee.








Sign here:   [GRAPHIC OMITED]      Date: 11 February 2003
             (Company Secretary)

Print name:  LAURENCE M. CARSLEY





+ See chapter 19 for defined terms.

================================================================================



NOTES

1. FOR ANNOUNCEMENT TO THE MARKET The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. TRUE AND FAIR VIEW If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.   CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

     Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in AASB 1004: Revenue, and AASB 1018:
                 Statement of Financial Performance.

     Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. INCOME TAX If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5.   CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

     FORMAT The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040: Statement of Financial Position. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

     BASIS OF REVALUATION If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS For definitions of "cash" and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation




+ See chapter 19 for defined terms.

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     adopted must meet the requirements of AASB 1026. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. NET TANGIBLE ASSET BACKING Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8. GAIN AND LOSS OF CONTROL OVER ENTITIES The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. ROUNDING OF FIGURES This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. COMPARATIVE FIGURES Comparative figures are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. ADDITIONAL INFORMATION An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. ACCOUNTING STANDARDS ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. CORPORATIONS ACT FINANCIAL STATEMENTS This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. ISSUED AND QUOTED SECURITIES The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.



+ See chapter 19 for defined terms.

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15.  DETAILS OF EXPENSES AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

     The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

     RELEVANT ITEMS AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029:
     Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16. DOLLARS If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17.  DISCONTINUING OPERATIONS

     Half yearly report

     All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

     Preliminary final report

     Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with AASB 1042 Discontinuing Operations.

     In any case the information may be provided as an attachment to this Appendix 4B.

18. FORMAT This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.




+ See chapter 19 for defined terms.

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